PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(4)
(To Prospectus dated June 4, 2008)	Registration No. 333-150579

OceanFreight Inc.

52,105 Common Shares

The selling shareholder named in this prospectus supplement is offering 52,105 common shares.

Our common shares are listed on The Nasdaq Global Market under the symbol “OCNF.” The last reported sale price of our common shares on The Nasdaq Global Market on June 27, 2008 was $23.65 per share.

Investing in our common shares involves risks.  See the risk factors in the beginning of page 6 of the accompanying prospectus to read about the risks you should consider before purchasing our common shares.

We will not receive any proceeds from the sale of the common shares offered by the selling shareholder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 30, 2008

Capitalization

The following table sets forth our consolidated capitalization as of March 31, 2008:

•	on an actual basis; and

•
on an adjusted basis to give effect to (i) the aggregate payment of $11.2 million of dividends declared and paid in May 2008 (ii) the payment of the long-term loan installment of $7.5 million on April 1, 2008 and (iii) the issuance of 21,053 common shares to our former Chief Executive Officer in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares, both of which took effect on April 22, 2008, according to the terms of a mediated settlement agreement; and

•
on a further adjusted basis giving effect to our issuance and sale of 4,000,000 common shares pursuant to the Registration Statement on Form F-3 at an assumed offering price of $24.78 per share, the last reported closing price of our common stock on June 18, 2008, resulting in net proceeds of $96.3 million, including issuance costs of $2.5 million on the basis of a commission of 2.5% of gross proceeds and the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of $0.3 million.

	As of March 31, 2008
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt
Current portion of long-term debt	$22,944	$15,444	$15,444
Total long-term debt, net of current portion	301,056	301,056	301,056
Total debt	$324,000	$316,500	$316,500

Shareholders’ equity
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued	-	-	-
Common shares, $0.01 par value; 95,000,000 shares authorized, 12,386,185 shares issued and outstanding at March 31, 2008, 12,459,343 shares as adjusted at March 31, 2008, 16,459,343 shares as further adjusted at March 31, 2008	124	125	165
Subordinated shares, $0.01 par value; 10,000,000 shares authorized, 2,106,203 shares issued and outstanding at March 31, 2008, 2,085,150 shares as adjusted at March 31, 2008, 2,085,150 shares as further adjusted at March 31, 2008	21	21	21
Additional paid-in capital	218,386	219,509	315,811
Retained earnings	(9,687)	(20,886)	(20,886)
Total shareholders’ equity	208,844	198,769	295,111
Total capitalization	$532,844	$515,269	$611,611

(1)	There have been no significant adjustments to our capitalization since March 31, 2008, as so adjusted.
(2)	Assumes a sale price of $24.78 per share, which was the last reported closing price of our common stock on June 18, 2008.

SELLING SHAREHOLDER

The selling shareholder is offering an aggregate of 52,105 common shares.

Set forth below is information regarding the name and number of common shares owned and offered by the selling shareholder.

Selling Shareholder

Name of Selling Shareholder	Common Shares Owned Prior to the Offering	Percentage of Class Prior to the Offering	Total Common Shares Offered Hereby
Robert N. Cowen (1)	58,158	*	52,105

* Less than one percent of our shares outstanding.

(1) Robert N. Cowen is our former President and Chief Executive Officer.  Please see “Share History” in the accompanying prospectus for more information.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of which this prospectus supplement forms a part, all of which will be paid by us.

SEC registration fee	$8,060
FINRA Fee	$20,638
Legal fees and expenses	$150,000
Accounting fees and expenses	$75,000
Miscellaneous	$46,302
Total:	$300,000

SK 25754 0002 891936